UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

India’s Air Costa Acquires three E-Jets

Paris, France, June 18, 2013 – Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) announced today, during the 50th International Paris Air Show (www.paris-air-show.com), at Le Bourget, France, that Air Costa of Vijayawada, India, has acquired three E-Jets for launch of its scheduled regional airline service in India. Two EMBRAER 170s have been arranged from ECC Leasing, Embraer’s wholly-owned subsidiary. The new carrier has also purchased one new EMBRAER 190 from Embraer. The firm order is already included in Embraer’s backlog as an “undisclosed” customer.

“We are delighted that Air Costa has chosen the E-Jets for their operations. The aircraft are sure to promote greater regional connectivity in India,” said John Slattery, Chief Commercial Officer (CCO), Embraer Commercial Aviation. “Embraer has always maintained that the regional aviation market in India has tremendous potential. Our E-Jets are the right sized aircraft for service between secondary and tertiary markets which are underserved and, in fact, growing faster than metro markets.”

“Air Costa has chosen E-Jets for their efficiency and reliability. Our plan is to link underserved markets in India with more direct flights,” said Captain Babu, CEO of Air Costa. “The E170 and E190 are ideal in size and range. We can add frequencies and routes without adding too much capacity, thus serving places with seasonal demand, as well as key secondary and tertiary business centers.”

Air Costa will initially connect cities in southern India such as Bangalore, Chennai, Hyderabad and Vijayawada, as well as key secondary cities in the north and northwest of the country.

“Regional services have a lot of potential in India especially as the economy of South Indian cities is booming. We are committed to further growth in the Indian market with additions to our fleet and launching new routes over the medium term.” said Ramesh Lingamaneni, Chairman and Managing Director of Air Costa. “We are very pleased with the support that Embraer has provided to date for the launch of our Air Costa and we look forward to a long successful and mutually rewarding relationship.”

Since 2004, Embraer has delivered over 950 E-Jets. Currently, 65 airlines in 47 countries have chosen this versatile family of 70 to 130 seat aircraft. Embraer customers operate E-Jets in a variety of business models, including mainline, charter, low-cost and regional airline applications. In Asia Pacific, more than 200 Embraer commercial aircraft are now in service with over twenty operators.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates or to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer